UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

January 18, 2024

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In the Matter of

Black Unicorn Factory
5777 West Century Blvd
Suite 1110-106
Los Angeles, CA 90045

ORDER DECLARING REGISTRATION STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

File No: 333-266382

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       Black Unicorn Factory filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

       Black Unicorn Factory has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn;

       In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on January 18, 2024.

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Larry Spirgel
Office Chief